Exhibit 99.2 – Audited Consolidated Financial Statements

Management's Annual Report on Internal Control over Financial Reporting

The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Rockne J. Timm	/s/ Robert A. McGuinness
Chief Executive Officer	Vice President-Finance and Chief Financial Officer
April 8, 2021	April 8, 2021

1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Reserve Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding

2

prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of the receivable associated with the Venezuelan arbitration

As described in Notes 1 and 3 to the consolidated financial statements, in July 2016, the Company signed the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela"), whereby Venezuela agreed to pay the Company a total of approximately $1.032 billion which is comprised of $792 million to satisfy the arbitral award (the “Award”) (including interest) and $240 million for the purchase of the Company’s mining data related to the Brisas project (the "Mining Data") to be settled in a series of payments ending on or before June 15, 2019. The Company has received approximately $254 million pursuant to the Settlement Agreement with the remainder unpaid. As specified in the Settlement Agreement, the first $240 million received by the Company from Venezuela has been recognized as proceeds from the sale of the Mining Data. Any future payments received by Venezuela are made in relation to the Award. As of December 31, 2020, the amount owing to the Company in relation to the Award is approximately $778 million, excluding interest. The Company has not recognized an Award receivable or associated liabilities which include taxes, bonus plan and contingent value right payments in accordance with the Settlement Agreement, as management has not yet determined that payment from Venezuela is probable. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The principal considerations for our determination that performing procedures relating to the recognition of the receivable associated with the Venezuelan arbitration is a critical audit matter is that there was significant judgment made by management when determining if recognition was required, which in turn led to a higher degree of subjectivity in performing audit procedures to evaluate management’s assessment of the probability of future payments from Venezuela.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process of assessing the basis for recognizing the Award receivable and associated liabilities under the Settlement Agreement. These procedures also included, among others, evaluating how management formulated their judgement as to the likelihood of future payments being made by Venezuela. This included considering publicly available information such as sanctions imposed against Venezuela by both the United States and Canadian governments, the current economic and political instability in Venezuela and the history of non-payment by Venezuela under the terms of the Settlement Agreement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 8, 2021

We have served as the Company's auditor since 2001.

3

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

			December 31, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$57,415,350	$61,822,137
Marketable securities (Note 5)			83,575	177,945
Income tax receivable (Note 10)			8,682,839	10,798,291
Prepaid expense and other			573,411	747,872
Total current assets			66,755,175	73,546,245
Property, plant and equipment, net (Note 6)			2,514,552	6,470,722
Right of use asset			165,576	251,984
Total assets			$69,435,303	$80,268,951
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$780,925	$728,790
Lease liability			92,819	85,516
Contingent value rights (Note 3)			60,242	–
Total current liabilities			933,986	814,306

Lease liability			77,093	169,911
Total liabilities			1,011,079	984,217

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares (Note 11)			302,469,647	302,469,647
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2020…99,395,048	2019…99,395,048
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			21,409,668	20,752,893
Accumulated deficit			(276,080,463)	(264,563,178)
Total shareholders' equity			68,424,224	79,284,734
Total liabilities and shareholders' equity			$69,435,303	$80,268,951

Contingencies (Note 3)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

/s/ James Michael Johnston /s/ James P. Geyer

4

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2020	2019
INCOME (LOSS)
Interest income	294,277	1,290,565
Loss on disposition of property, plant and equipment (Note 6)	(30,476)	–
Gain (loss) on marketable equity securities	5,756	(109,693)
Foreign currency gain	24,100	418,877
Total Other Income	293,657	1,599,749
EXPENSES
Corporate general and administrative (Notes 3 and 9)	5,147,333	5,306,335
Contingent value rights (Note 3)	59,549	262,549
Siembra Minera Project costs (Note 7)	1,568,741	5,190,833
Write-down of property, plant and equipment (Note 6)	3,749,531	6,067,967
Exploration costs	73,683	36,078
Legal and accounting	698,810	1,386,898
Arbitration and settlement (Note 3)	1,132,291	406,337
Equipment holding costs	470,364	437,557
Total Expense	12,900,302	19,094,554

Net loss before income tax benefit	(12,606,645)	(17,494,805)
Income tax benefit (Note 10)	1,089,360	4,347,907

Net loss and comprehensive loss for the year	$(11,517,285)	$(13,146,898)

Net loss per share, basic and diluted	$(0.12)	$(0.13)

Weighted average common shares outstanding
Basic	99,395,048	99,395,048
Diluted	99,395,048	99,395,048

The accompanying notes are an integral part of the audited consolidated financial statements.

5

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2020 and 2019

(Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit

	Common Shares
	Number	Amount
Balance, December 31, 2018	99,395,048	$ 378,009,884	$ 20,625,372	$ 20,721,850	$(251,416,280)
Net loss for the year	–	–	–	–	(13,146,898)
Stock option compensation (Note 9)	–	–	–	31,043	–
Return of capital (Note 11)	–	(75,540,237)	–	–	–
Balance, December 31, 2019	99,395,048	302,469,647	20,625,372	20,752,893	(264,563,178)
Net loss for the year	–	–	–	–	(11,517,285)
Stock option compensation (Note 9)	–	–	–	656,775	–
Balance, December 31, 2020	99,395,048	$ 302,469,647	$ 20,625,372	$ 21,409,668	$(276,080,463)

The accompanying notes are an integral part of the audited consolidated financial statements.

6

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2020	2019
Cash Flows from Operating Activities:
Net loss for the year	$(11,517,285)	$(13,146,898)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	656,775	31,043
Depreciation	124,267	131,594
Write-down of property, plant and equipment	3,749,531	6,067,967
Loss on disposition of property, plant and equipment	30,476	–
Loss (gain) on marketable equity securities	(5,756)	109,693
Income tax recovery	(1,089,360)	(4,347,907)
Changes in non-cash working capital:
Decrease in income tax receivable	3,204,812	–
Net decrease (increase) in prepaid expense and other	174,461	860,826
Net increase in accounts payable and accrued expenses	113,270	19,713
Net cash used in operating activities	(4,558,809)	(10,273,969)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable equity securities	100,126	–
Proceeds from sale of property, plant and equipment	98,649	–
Purchase of property, plant and equipment	(46,753)	(10,010)
Net cash provided by (used in) investing activities	152,022	(10,010)
Cash Flows from Financing Activities:
Return of capital	–	(75,540,237)
Net cash used in financing activities	–	(75,540,237)
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(4,406,787)	(85,824,216)
Cash and cash equivalents - beginning of year	61,822,137	147,646,353
Cash and cash equivalents - end of year	$57,415,350	$61,822,137

The accompanying notes are an integral part of the audited consolidated financial statements.

7

Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. Management's primary activities are focused on the execution of the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") in regards to the payment of the Award (as defined herein) and the acquisition of our Mining Data by Venezuela, identifying our legal options associated with the collection of the unpaid balance of the Award and developing our future operational strategies associated with post-sanctions development of the Siembra Minera Project.

The U.S. and Canadian governments have imposed various sanctions targeting Venezuela (the "Sanctions"). The Sanctions implemented by the U.S. government generally block all property of the Venezuelan government and state-owned/controlled entities such as Siembra Minera. In addition, U.S. Sanctions prohibit U.S. Persons (as defined by U.S. Sanction statutes) from dealing with Specially Designated Nationals ("SDNs") and targets corruption in, among other identified sectors, the gold sector of the Venezuela economy. The Sanctions implemented by the Canadian government generally include asset freezes and impose prohibitions on dealings, by Canadian entities and/or citizens as well as other individuals in Canada, with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law). In addition, on March 26, 2020, the U.S. government indicted Venezuelan President Nicolas Maduro and a number of key associates for human rights abuses and drug trafficking. (See Note 3, Arbitral Award, Settlement Agreement and Mining Data Sale and Note 7, Empresa Mixta Ecosocialista Siembra Minera, S.A.).

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into various major financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

8

Property, Plant and Equipment. Property, plant and equipment is recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. Included in property, plant and equipment is certain equipment, relating to the Brisas Project that is not being depreciated as it is not in use. The ultimate recoverable value of this equipment may be different than management's current estimate. We have additional property, plant and equipment which are recorded at cost less accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years. The remaining property, plant and equipment are fully depreciated.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Marketable Securities. The Company's marketable securities consist of equity securities, which are reported at fair value with changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, deposits, advances and receivables are accounted for at amortized cost which approximates fair value. Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

9

Note 2. New Accounting Policies:

Recently issued accounting pronouncements

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). This update is intended to clarify certain interactions between Topics which guide the accounting for certain equity securities and investments under the equity method of accounting. These amendments improve current GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. This update is effective for us commencing with the annual period beginning after December 15, 2020, including interim periods within that year. The adoption of this standard will not have a significant impact on our financial statements.

Note 3. Arbitral Award, Settlement Agreement and Mining Data Sale:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") and was to be settled in a series of payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is now delinquent, totals approximately $900 million (including interest of approximately $122 million) as of December 31, 2020. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities which include taxes, bonus plan and contingent value right payments in accordance with the Settlement Agreement, as management has not yet determined that payment from Venezuela is probable. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus two percent. In 2017, U.K.’s Financial Conduct Authority announced that LIBOR will be phased out of existence as a dependable index for variable interest rates no later than December 31, 2021. Working groups assembled by the U.S. Federal Reserve have identified the Secured Overnight Funding Rate ("SOFR") as the preferred replacement for LIBOR. If and when it is possible to engage with the Venezuelan government, we plan to negotiate with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark. There is no assurance that we will be successful in such efforts.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. The Company, with counsels’ assistance, continues to evaluate and pursue various options in regard to the Award and the Settlement Agreement.

In March 2020, the U.S. Congress passed legislation which allows companies to carryback net operating losses incurred in 2018, 2019 and 2020 to offset income earned in prior years. In response to this legislation, management reduced its estimate of the U.S. related income tax due on amounts received in 2018 from the sale of Mining Data. The effect of this change in estimate was to increase the net proceeds subject to the CVR and the Bonus Plan and as a result, the Company recorded an increase in its obligation to the CVR holders and Bonus Plan participants by approximately $60 thousand and $70 thousand, respectively.

10

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts for certain specified obligations (as defined in the agreement), as well as a bonus plan as described below. As of December 31, 2020, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10.0 million, of which approximately $60 thousand remains payable to CVR holders.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. As of December 31, 2020, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, of which approximately $70 thousand remains payable to Bonus Plan participants.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela (See Note 11, Return of Capital).

Note 4. Cash and Cash Equivalents:

Cash and Cash Equivalents

	December 31,	December 31,
	2020	2019
Bank deposits	$9,457,061	$31,499,893
Short term investments	47,958,289	30,322,244
Total	$57,415,350	$61,822,137

Short term investments include money market funds and US treasury bills which mature in three months or less.

Note 5. Marketable Securities:

	December 31,	December 31,
Schedule of Marketable Securities Value	2020	2019
Equity securities
Fair value and carrying value at beginning of year	$177,945	$287,638
Increase (decrease) in fair value	5,756	(109,693)
Disposals during the year	(100,126)	–
Fair value and carrying value at balance sheet date	$83,575	$177,945

11

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

Note 6. Property, Plant and Equipment:

Property, Plant and Equipment

		Accumulated
	Cost	Depreciation	Net
December 31, 2020
Machinery and equipment	$1,858,959	$–	$1,858,959
Furniture and office equipment	421,432	(286,083)	135,349
Transportation equipment	326,788	(165,338)	161,450
Leasehold improvements	29,390	(20,596)	8,794
Mineral property	350,000	–	350,000
	$2,986,569	$(472,017)	$2,514,552

		Accumulated
	Cost	Depreciation	Net
December 31, 2019
Machinery and equipment	$5,609,567	$–	$5,609,567
Furniture and office equipment	479,579	(360,224)	119,355
Transportation equipment	491,025	(132,827)	358,198
Leasehold improvements	51,658	(18,056)	33,602
Mineral property	350,000	–	350,000
	$6,981,829	$(511,107)	$6,470,722

Machinery and equipment consists of infrastructure equipment and a semi-autogenous grinding (SAG) mill originally intended for use on the Brisas Project. We evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. We regularly obtain comparable market data for similar equipment as evidence that fair value less cost to sell is in excess of the carrying amount. During the fourth quarter of 2020, the Company determined that the value of the motor for the SAG mill had declined to the extent that it should be disposed of in order to reduce equipment holding cost and accordingly it was written down to scrap value. The Company recorded impairment write-downs of property, plant and equipment of $3.7 million and $6.1 million during the years ended December 31, 2020 and 2019, respectively. Additionally, during the year ended December 31, 2020, the Company disposed of property, plant and equipment with a carrying value of $129,125 and recorded a loss of $30,476.

12

Note 7. Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera. The primary purpose of this entity is to develop the Siembra Minera Project, as defined below.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera (pursuant to the agreement which governs the formation and operation of Siembra Minera) holds certain gold, copper, silver and other strategic mineral rights (primarily comprised of the Brisas and Las Cristinas concessions) contained within Bolivar State comprising the Siembra Minera Project (which has a twenty year term with two ten year extensions) and is, among other things authorized, via current or future Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the future sale of gold, copper, silver and any other strategic minerals over the life of the Siembra Minera Project and provide net profits participation based on the sales price of gold per ounce. A number of authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project. Pursuant to the Settlement Agreement, both parties will retain their respective interest in Siembra Minera in the event all of the agreed upon Settlement Agreement payments are not made by Venezuela.

On March 16, 2018, the Company announced the completion of a technical report for the Preliminary Economic Assessment ("PEA") for the Siembra Minera Project in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates. The Company has directly incurred the costs associated with the Siembra Minera Project Minera which, beginning in 2016 through December 31, 2020, amounted to a total of approximately $21.0 million. The Siembra Minera Project expenditures primarily include costs associated with the completion of the PEA that included a number of engineering, environmental and social third party advisors as well as costs associated with a number of social work programs in the vicinity of the Siembra Minera Project, which are expensed as incurred and classified within "Siembra Minera Project Costs" in the Consolidated Statements of Operations. Project expenditures incurred in 2020 include costs associated with the preservation of our technical competency through the retention of technical consultants, work related to compliance and reporting obligations, maintenance of the technical data base, and ongoing costs of social work programs.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera and the development of the Siembra Minera Project which, until Sanctions are lifted, obstructs our ability to develop the Siembra Minera Project as originally planned.

Note 8. KSOP Plan:

The KSOP Plan was originally adopted in 1990 and was most recently restated effective January 1, 2017. The purpose of the KSOP Plan is to offer retirement benefits to eligible employees of the Company. The KSOP Plan provides for a salary deferral or “401(k)” component, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. In the 2020 Plan year, the Compensation Committee of the Board recommended that Class A common shares with a fair value of approximately $170,000 be contributed to participants in the KSOP Plan. The shares are expected to be contributed to participants in April 2021. During the 2019 Plan year, the Company made cash contributions to Plan participants totaling approximately $171,000.

13

Note 9. Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase up to a maximum of 8,750,000 of the Class A common shares. As of December 31, 2020, there were 2,047,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	4,369,565	$ 3.09	4,554,565	$ 3.11
Options granted	260,000	1.72
Options expired	-	-	(185,000)	3.43
Options outstanding - end of period	4,629,565	$ 2.36	4,369,565	$ 3.09

The following table relates to stock options at December 31, 2020:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.70 - $1.93	829,922	$1.82	$0	4.23	739,921	$1.84	$0	3.56
$2.39 - $2.39	3,369,643	$2.39	0	6.13	3,369,643	$2.39	0	6.13
$3.15 - $3.26	430,000	$3.21	0	3.95	430,000	$3.21	0	3.95
$1.70 - $3.26	4,629,565	$2.36	$0	5.59	4,539,564	$2.38	$0	5.50

In the third quarter of 2020, in order to reflect the decrease in the market price of the Class A Shares as a result of the return of capital transaction that was completed in 2019, the Company reduced the exercise price of 4,369,565 previously granted options of 17 option holders. The exercise price was reduced to the higher of: (i) the original exercise price of each option less $0.76; or (ii) the closing price on the principal market of the Class A Shares on the day prior to the re-pricing becoming effective. Approval of Shareholders was given with respect to the stock options granted to Company insiders. The re-pricing was accounted for as a modification under ASC 718 and the Company recorded non-cash compensation expense of approximately $500,000 which represents the increase in the fair value of the options as a result of the re-pricing.

14

The Company granted 260,000 and NIL options during the years ended December 31, 2020 and 2019, respectively. The Company recorded non-cash compensation during years ended December 31, 2020 and 2019 of approximately $700,000 and $31,000, respectively for stock options granted in current and prior periods.

The weighted average fair value of the options granted in 2020 was calculated as $0.72. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

Risk free interest rate	0.26%
Expected term	5.0 years
Expected volatility	49%
Dividend yield	0

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2020, the amount payable under the change of control agreements, in the event of a Change of Control, was approximately $6.7 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report

Note 10. Income Tax:

Income tax benefit for the years ended December 31, 2020 and 2019 differs from the amount that would result from applying Canadian tax rates to net income before taxes. These differences result from the items noted below:

	2020		2019
	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 3,151,661	25	$ 4,373,701	25
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	(382,207)	(3)	(305,766)	(2)
Non-deductible expenses	(155,633)	(1)	(81,592)	-
Worthless subsidiary stock write-off	-		4,347,907	25
Change in valuation allowance and other	(1,524,461)	(12)	(3,986,343)	(23)
	$ 1,089,360	9	$ 4,347,907	25

15

The Company recorded income tax benefit of $1.1 million and $4.3 million for the years ended December 31, 2020 and 2019, respectively. We have recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. As part of the US government response to the COVID-19 pandemic, the U.S. Congress passed the CARES act in late March 2020 which, among other things, allows companies to carryback losses incurred in 2018, 2019 and 2020. The Company’s U.S. taxable losses incurred in 2020 and 2019 will be carried back to offset taxable income in 2018. The Company has an income tax receivable of $8.7 million related to the carryback of losses as noted above and prior year overpayments including $4.3 million recorded during the year ended December 31, 2019, resulting from revisions to management's estimates of the timing and amount of deductions available to the Company's U.S. subsidiary associated with the write-off of certain subsidiaries primarily related to the Company's previous investment in the Brisas Project.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of December 31, 2020 and 2019 were as follows:

	December 31,
	2020	2019
Deferred income tax assets
Net operating loss carry forwards	$35,650,114	$34,569,939
Property, Plant and Equipment	5,676,072	4,742,961
Other	1,638,122	1,623,503
Total deferred income tax asset	42,964,308	40,936,403
Valuation allowance	(42,958,243)	(40,915,022)
Deferred income tax assets net of valuation allowance	$6,065	$21,381

Deferred income tax liabilities
Other	(6,065)	(21,381)
Net deferred income tax asset	$-	$-

At December 31, 2020, we had the following Canadian tax loss carry forwards stated in U.S. dollars.

		Expires
$	$ 2,049,189	2026
	3,803,028	2027
	14,495,410	2028
	13,737,408	2029
	16,971,803	2030
	19,004,491	2031
	5,514,008	2032
	8,016,234	2033
	9,288,022	2034
	13,257,966	2035
	15,762,327	2036
	11,886,957	2037
	1,137,549	2038
	2,964,778 4,711,285	2039 2040
$	$ 142,600,455

16

Note 11. Return of Capital:

In June 2019, the Company completed a return of capital transaction by way of a court-approved plan of arrangement transaction under the Business Corporations Act (Alberta) which required approval by the Alberta Court of Queen’s Bench and at least two-thirds of the votes of shareholders. Pursuant to the plan of arrangement, the Company returned to holders of its Class A common shares approximately $76 million or $0.76 per Class A Share.